INVEST IN **LECTRIUM**

Making every home EV ready



REBEL

lectrium.io New York NY

Hardware | Technology | Infrastructure | Blockchains | Real Estate

LEAD INVESTOR



Gale Wilkinson

We are investing in Lectrium because: 1. The co-founders have a balance of skillsets: Peter has operational experiences building startups in the past and Zygi has deep EV hardware and software experience. 2. The US government is mandating a certain number of EV chargers by 2030, so Lectrium is in a good position to capitalize on these mandates. 3. The company is one of the early players in this space. It also has a unique go-to-market strategy by partnering with dealerships and connecting with customers at the point of EV sale. 4. The company has the majority of its round committed. The lead investor in this round, Link VC, is an institutional fund that focuses on energy, solar, and sustainable technology startups.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 💰 Our pre-seed investor Antler has the #1 investor rank on Crunchbase (2021)
2. 💵 Our MVP is revenue-generating
3. 🔌 We have a network of over 500+ electricians covering 8 states

Our Team



Peter Barba CEO at Lectrium

3+ years on Wall Street, completed 10+ transactions (including public listing of a fintech on NYSE); Former Columbia University Basketball Captain



Zygimantas Zabieta Co Foudner at Lectrium

Deployed the national EV charging network in Lithuania & Ex-Founder of EV hardware startup; WEF Global Shaper, ex-curator of Vilnius HUB

Pitch

Pitch



LECTRIUM


Making every home EV-ready


LECTRIUM
Homes in the USA are
not ready for EV adoption
By 2030:
20 million EVs on the road
+15,000 daily home charger installations
31.59% EV adoption CAGR
$40 billion potential charger installation GMV

THE RIGHT GO-TO-MARKET STRATEGY FOR THE FUTURE

EV charger as an instrument to connect every home in the US


SOLAR ROOF
HOME APPLIANCES
EV CHARGER
POWER WALL
The USA has:
90.5M
Single family houses
29.3M
Townhouses, duplexes, triplexes
960k
Highrises
CREATING A
VIRTUAL POWER PLANT
Home energy management application

THE MAIN BARRIER: GETTING THE CHARGER INSTALLED

We remove the barrier with our products and by doing so, we own the installation channel


TODAY
Installation process is unstandardized
Lack of trust & transparency
Two home visits by electrician are not necessary
Too much of manual labor for electricians
LECTRIUM
MAKING EVERY HOME EV READY
OUR PLAN
Build a network of certified electricians
Automate site inspection & digitize payment
Increase the accessibility of the service online & offline
Create value for both, homeowner & electrician

AUTOMATED INSPECTION SIMPLIFIES THE INSTALLATION

Our smart survey saves time and reduces complexity for electricians & homeowners


MAKING ELECTRICIAN'S JOB EASIER
LESS FOCUS ON LEAD GENERATION
Lectrium builds a pipeline of jobs
NO NEED TO VISIT A HOME TWICE
Site inspection tool estimates the quote
SIMPLER ACCOUNTING
Lectrium pays monthly in bulk
LESS MANUAL WORK
Lectrium digitizes the whole operation
EV BUYER JOURNEY
FILL OUT A SURVEY & RECEIVE A QUOTE
SCHEDULE THE INSTALLATION & PAY
GET YOUR CHARGER INSTALLED
INTEGRATIONS WITH
stripe
affirm

JOB-SOURCING PLATFORM TO SERVE ELECTRICIANS



Our site inspection and scheduling tools will standardize and simplify electrician's work
ELECTRICIAN JOURNEY
BUILD PIPELINE OF JOBS
SEE JOB DETAILS UP FRONT
INSTALL CHARGER & RECEIVE PAY
Jesse Lavoie
500+ ELECTRICIANS IN 8 STATES
REFINED PROCESS
To sign up additional networks of electricians quickly
BLOCK SCHEDULING
With weekly time slots dedicated to Lectrium installations
SIMPLIFIED ACCOUNTING
We pay the electricians in one bulk payment for all the installations



GTM STARTEGY: ONLINE & OFFLINE
We are A/B testing the best market entry strategy
TARGETED ADS FOCUSED ON EV BUYERS
- Optimize SEO
- Launch Google Ads campaign
- Build pipeline of potential EV buyers
DIRECT INTEGRATION WITH DEALERSHIPS
- Start partnership at pilot dealership
- Be present & train F&A department
- Access the list of pre-orders
SOCIAL MEDIA & ONLINE INTEGRATIONS
- Access targeted groups on Facebook
- Build presence in forums (e.g. Reddit)
- Integrate the survey with online EV retailers
TOP-TO-BOTTOM INTEGRATION WITH OEMs
- Establish trusted contact through introductions
- Develop value proposition & integration strategy
- Get the terms for trusted partnership
LECTRIUM



LECTRIUM PRODUCT DEVELOPMENT ROADMAP
Our product development map is aligned and interdependent with our investment strategy
SOFTWARE
MARKETING & SALES
Building MVPs for consumer & electrician facing software products
Development of Go-to-market strategy
Launching final versions of consumer & electrician facing products
Building, piloting & launching offline & online sales channels
Scaling across the US
Expansion to business models driven by reocurring revenue
We are here
Pre-seed 2021 Q4
Early stage Angel/VC 2022 Q1
Seed round 2022 Q2-Q3
Series A
Series X

Forward-looking projections cannot be guaranteed.



ZYGIMANTAS ZABIETA
PETER BARBA
Deployed the national EV charging network in Lithuania & Ex-Founder of EV hardware startup
6+ years relevant professional experience
WEF Global Shaper ex-curator of Vilnius HUB
3+ years on Wall Street, completed 10+ transactions (including public listing of a fintech on NYSE)
Former Columbia University Basketball Captain
Connection to automotive heart of America (Midwest)



OUR TRACTION
Pre-seed investment from Antler Global & 8 LOIs signed
PRE-SEED INVESTMENT
#1 investment rank in Crunchbase (2021)
Working with Norwegian & US teams
NETWORK OF 500+ ELECTRICIANS
We signed partnership agreements with 6 networks of certified electricians offering them standardized pricing. We already cover 8/50 states
PEOPLE WHO OFFERED US THEIR HELP WORK AT:

Building the go-to-market team in New York leveraging our networks & Tech team in Lithuania (40,000 IT talents, #4 country by female in tech)

WE ARE NO LONGER A PRE-REVENUE COMPANY!

We built the MVP ourselves with no-code solutions. The first installation was completed in mid January generating our first revenue!

THE ASK

Join our investment round!

SHARE YOUR INSIGHTS — **GET A CHARGER INSTALLATION** — **MAKE AN INTRODUCTION**

Join us on our mission to make every home EV-ready

www.lectrium.io
zygimantas@lectrium.io
peter@lectrium.io

